SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.5)*

Endologix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29266S106

(CUSIP Number)

Martin D. Sklar, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,533,064

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,533,064

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,533,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,799,601

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,799,601

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,799,601

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,799,601

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,799,601

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,799,601

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the “Common Stock”), of Endologix, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“EICA”)(collectively, the “Reporting Persons”) as of October 13, 2008 and amends and supplements the Schedule 13D originally filed on April 7, 2006, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$10,928,609
Elliott International Working Capital	$16,392,930
ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On October 13, 2008, Elliott and Elliott International sent a letter to the Board of Directors of the Issuer (the “Board”). Among other things discussed in the letter, Elliott and Elliott International (i) expressed their willingness to offer to acquire 100% of the outstanding shares of the Issuer for $2.25 in cash, subject to customary closing conditions, and (ii) stated that such acquisition would be completed using its own funds and would not be subject to any financing condition. A copy of the letter from Elliott and Elliott International to the Board is attached hereto as Exhibit B and which is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns 2,533,064 shares of Common Stock, constituting 5.8% of all of the outstanding shares of Common Stock. Elliott owns the 2,533,064 shares of Common Stock through a wholly owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”).

Elliott International and EICA beneficially own an aggregate of 3,799,601 shares of Common Stock, constituting 8.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 6,332,665 shares of Common Stock constituting 14.5% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

(c)        The following transactions were effected by Elliott (through Liverpool) during the past sixty (60) days:

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl.of commissions)
29-Sep-2008	Common	28,000	$1.9924
30-Sep-2008	Common	10,000	$1.9993
01-Oct-2008	Common	8,000	$1.9990
06-Oct-2008	Common	4,000	$1.8850
07-Oct-2008	Common	10,000	$1.8600
08-Oct-2008	Common	14,680	$1.8654

The following transactions were effected by Elliott International during the past sixty (60) days:

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl.of commissions)
29-Sep-2008	Common	42,000	$1.9924
30-Sep-2008	Common	15,000	$1.9993
01-Oct-2008	Common	12,000	$1.9990
06-Oct-2008	Common	6,000	$1.8850
07-Oct-2008	Common	15,000	$1.8600
08-Oct-2008	Common	22,020	$1.8654

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 13, 2008

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	October 13, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT B

[Letterhead of Elliott Associates]

October 13, 2008

The Board of Directors

Endologix, Inc.

11 Studebaker

Irvine, California 92618

Dear Members of the Board of Directors:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), which collectively own 14.5% of the common stock of Endologix, Inc. (the “Company” or “Endologix”).

We have been stockholders of the Company for more than three years. Over the years, we’ve made various recommendations about sales strategy, strategic opportunities and, today, acquisition plans. We think highly of Endologix, very highly of John McDermott, its new CEO, and we are prepared to acquire the Company and grow it into the successful business we believe it should be.

Elliott is prepared to offer to acquire 100% of the Company’s outstanding shares for a price of $2.25 per share in cash. This represents a 69% premium to the closing share price on Friday.

Our offer is compelling. It will provide stockholders with immediate, quantifiable value and would be subject only to customary closing conditions. Our offer is not subject to financing and would be funded from Elliott’s cash balance. Elliott currently has over $14.5 billion of assets under management.

We are ready to immediately begin preparation of a merger agreement with the goal of completing an acquisition quickly. Our offer is subject to the execution of a definitive agreement, which we are confident can be accomplished on an expedited basis.

As one of your largest stockholders, we personally thank the employees of Endologix for their hard work and look forward to working together to maximize the value of the Company’s technology in the near future.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

We look forward to hearing from you.

Sincerely,

/s/ Jesse A. Cohn

Jesse A. Cohn

Portfolio Manager